SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            HERBALORGANICS.COM, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 10, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
             TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS
              SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF
            RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Marius  Silvasan     N/A
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC,  PF
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canadian
-------------------------------------------------------------------------------
                   |7|  SOLE  VOTING  POWER
NUMBER  OF              17,600,000
SHARES             ------------------------------------------------------------
BENEFICIALLY       |8|  SHARED  VOTING  POWER
OWNED  BY  EACH         N/A
REPORTING          ------------------------------------------------------------
PERSON  WITH       |9|  SOLE  DISPOSITIVE  POWER
                        17,600,000
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
               N/A
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               17,600,000
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               64%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of HerbalOrganics.com, Inc. ("HerbalOrganics.com"). The principal executive offices of HerbalOrganics.com are located at 465 St Jean Suite 601, Montreal, Quebec, H4N 2R6 CANADA.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Marius Silvasan. Mr. Silvasan's business address is 465 St Jean Suite 601, Montreal, Quebec, H4N 2R6 CANADA.

(d)-(e) During the last five years, Mr. Silvasan: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Silvasan  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Silvasan acquired 7,600,000 shares of Common Stock of HerbalOrganics.com, Inc. via Visioneer Holdings Group Inc., of which Mr. Silvasan is the beneficial owner, in consideration for $7,600. Mr. Silvasan also purchased 10,000,000 shares of HerbalOrganics.com, Inc. common stock via Visioneer Holdings Group Inc., of which Mr. Silvasan is the beneficial owner, from Thomas C. Whalen, a former Chief Executive Officer of HerbalOrganics.com, Inc. pursuant to a Stock Purchase Agreement which is attached as an exhibit to this filing.

ITEM  4.  Purpose  of  Transaction

Mr. Silvasan acquired the securities of HerbalOrganics.com, Inc. for investment purposes. Depending on general market and economic conditions affecting HerbalOrganics.com, Inc. and other relevant factors, Mr. Silvasan may purchase additional securities of HerbalOrganics.com, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Silvasan does not have any plans or proposals which relate to or result in the following unless otherwise specified:

(a) the acquisition by any person of additional securities of HerbalOrganics.com, Inc., or the disposition of securities of HerbalOrganics.com, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving HerbalOrganics.com, Inc.;

(c) a sale or transfer of material amount of assets of HerbalOrganics.com, Inc.;

(d) there are plans to modify the present board of directors or management of HerbalOrganics.com, Inc., in the future including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board as the company anticipates adding an additional director in the near future;

(e) there are no plans to modify the dividend policy of HerbalOrganics.com, Inc.;

(f) there will be material changes in HerbalOrganics.com, Inc.'s business or corporate structure to reflect the business of 3577996 Canada Inc.
     following  the  Memorandum  of  Agreement  where  assets  were  acquired;

(g) changes in HerbalOrganics.com, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HerbalOrganics.com, Inc. by any person;

(h) causing a class of securities of HerbalOrganics.com, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of HerbalOrganics.com, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Silvasan beneficially owns 17,600,000 shares of Common Stock, $0.001 par value, of HerbalOrganics.com, Inc. via Visioneer Holdings Group Inc., of which Mr. Silvasan is the beneficial owner. The shares of Common Stock beneficially owned by Mr. Silvasan constitute approximately 64% of the total number of shares of Common Stock of HerbalOrganics.com, Inc., based upon 27,500,000 shares of Common Stock outstanding as of October 14, 2003.

(b) Mr. Silvasan has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Silvasan.

(c) Mr. Silvasan acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Silvasan.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Subscription Agreement dated October 11, 2003, between HerbalOrganics.com, Inc. and Visioneer Holdings Group Inc.

     Exhibit 2 Stock Purchase Agreement between Visioneer Holdings Group Inc. and Thomas C. Whalen.

     (1)  Filed  as  Exhibit 10.1 to the report on Form 8-K filed on October 14,
2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  14,  2003               By:  /s/  Marius  Silvasan
                                            -----------------------
                                            Marius  Silvasan

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